Exhibit 99.3

FITNESS CHAMPS HOLDINGS LIMITED

55 Serangoon North Avenue 4, #01-05, Singapore 555859

PROXY STATEMENT

General

This proxy statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by our Board of Directors for an annual general meeting of members (the “Meeting”) to be held at 10am (Singapore Time) on November 12, 2026 or at any adjournment or postponement thereof. The Meeting will be held at 55 Serangoon North Avenue 4, #01-05, Singapore 555859. The Meeting will be chaired by Ms. Joyce Lee Jue Hui, the chairman of the Board of Directors, or such other person as may be nominated in accordance with the Company’s articles of association.

We will send or make these proxy materials available to shareholders on or about October 30, 2026.

PURPOSE OF THE ANNUAL GENERAL MEETING

Proposal 1:

First Share Consolidation: to approve, as an ordinary resolution, that, subject to and conditional upon the Nasdaq Notification Condition having been satisfied in respect of the First Share Consolidation, with effect as soon as practicable following the Meeting, from the opening of trading on the Market Effective Date of the First Share Consolidation (the “First Consolidation Effective Time”), the share capital of the Company be consolidated as follows (the “First Share Consolidation”), where “Nasdaq Notification Condition” means that (i) the Company has submitted a completed Company Event Notification Form to The Nasdaq Stock Market LLC (“Nasdaq”), and (ii) the Company has made the public announcement required by Nasdaq Listing Rule 5250(b)(4); and “Market Effective Date” means the proposed date on which the First Share Consolidation takes effect in the market, as stated in the Company Event Notification Form:

1(a)

every two (2) issued and unissued class A ordinary shares of par value US$0.00225 each in the share capital of the Company (the “Existing Class A Shares”) be consolidated into one (1) consolidated class A ordinary share of par value US$0.0045 each (the “Consolidated Class A Shares”), such Consolidated Class A Shares to rank pari passu in all respects with each other and to have the same rights and be subject to the same restrictions (save as to par value) as the Existing Class A Shares as set out in the third amended and restated memorandum and articles of association of the Company;

1(b)

every two (2) issued and unissued class B ordinary shares of par value US$0.00225 each in the share capital of the Company (the “Existing Class B Shares”) be consolidated into one (1) consolidated class B ordinary share of par value US$0.0045 each (the “Consolidated Class B Shares”), such Consolidated Class B Shares to rank pari passu in all respects with each other and to have the same rights and be subject to the same restrictions (save as to par value) as the Existing Class B Shares as set out in the third amended and restated memorandum and articles of association of the Company;

1(c)	every two (2) issued and unissued preferred shares of par value US$0.00225 each in the share capital of the Company (the “Existing Preferred Shares”) be consolidated into one (1) consolidated preferred share of par value US$0.0045 each (the “Consolidated Preferred Shares”), such Consolidated Preferred Shares to rank pari passu in all respects with each other and to have the same rights and be subject to the same restrictions (save as to par value) as the Existing Preferred Shares as set out in the third amended and restated memorandum and articles of association of the Company;

1(d)

no fractional shares be issued in connection with the First Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the First Share Consolidation, the number of shares to be received by such shareholder be rounded up to the next whole number, and the directors of the Company be authorised to capitalise such sum standing to the credit of the share premium account or any other reserve or fund of the Company as may be required to pay up in full at par the additional fraction of a share arising from such rounding up, and to apply such sum accordingly; and

1(e)

as a result of the First Share Consolidation, the authorized share capital of the Company be changed from US$23,000,000 divided into (i) 10,177,777,777.78 class A ordinary shares of par value US$0.00225 each, (ii) 22,222,222.22 class B ordinary shares of par value US$0.00225 each, and (iii) 22,222,222.22 preferred shares of par value US$0.00225 each to US$23,000,000 divided into (i) 5,088,888,888.89 class A ordinary shares of par value US$0.0045 each, (ii) 11,111,111.11 class B ordinary shares of par value US$0.0045 each, and (iii) 11,111,111.11 preferred shares of par value US$0.0045 each.

Proposal 2:

Adoption of Fourth Amended and Restated Memorandum and Articles of Association: to approve, as a special resolution, that, subject to the passing of Proposal 1 and with effect from the First Consolidation Effective Time, the Company adopt the fourth amended and restated memorandum and articles of association in the form attached to this proxy statement as Annex A (the “Fourth Amended and Restated M&A”), in substitution for, and to the exclusion of, the third amended and restated memorandum and articles of association of the Company, to reflect the First Share Consolidation.

Proposal 3:

Second Share Consolidation: to approve, as an ordinary resolution, that, subject to and conditional upon: (i) the First Share Consolidation having taken effect; (ii) the Company having received aggregate gross proceeds of not less than US$5,000,000 from its public offering pursuant to its registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “Offering”) on or before December 15, 2026 (the “Fundraising Deadline”) (the “Fundraising Condition”); and (iii) the Company having submitted to Nasdaq a completed Company Event Notification Form in respect of the Second Share Consolidation and having made the public announcement in respect of the Second Share Consolidation required by Nasdaq Listing Rule 5250(b)(4), with effect from the opening of trading on such date, falling on or before December 15, 2026, as shall be determined by the board of directors of the Company and as stated in the Company Event Notification Form submitted to Nasdaq in respect of the Second Share Consolidation (the “Second Consolidation Effective Date”), the share capital of the Company be consolidated as follows (the “Second Share Consolidation”): (a) every one hundred (100) issued and unissued Consolidated Class A Shares of par value US$0.0045 each be consolidated into one (1) class A ordinary share of par value US$0.45 each; (b) every one hundred (100) issued and unissued Consolidated Class B Shares of par value US$0.0045 each be consolidated into one (1) class B ordinary share of par value US$0.45 each; and (c) every one hundred (100) issued and unissued Consolidated Preferred Shares of par value US$0.0045 each be consolidated into one (1) preferred share of par value US$0.45 each, in each case ranking pari passu in all respects with each other and having the same rights and being subject to the same restrictions (save as to par value) as the corresponding consolidated shares as set out in the Fourth Amended and Restated M&A; and that: (d) no fractional shares be issued in connection with the Second Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Second Share Consolidation, the number of shares to be received by such shareholder be rounded up to the next whole number, and the directors of the Company be authorised to capitalise such sum standing to the credit of the share premium account or any other reserve or fund of the Company as may be required to pay up in full at par the additional fraction of a share arising from such rounding up, and to apply such sum accordingly; (e) with effect from the Second Consolidation Effective Date, as a result of the Second Share Consolidation, the authorized share capital of the Company be changed from US$23,000,000 divided into (i) 5,088,888,888.89 class A ordinary shares of par value US$0.0045 each, (ii) 11,111,111.11 class B ordinary shares of par value US$0.0045 each, and (iii) 11,111,111.11 preferred shares of par value US$0.0045 each to US$23,000,000 divided into (i) 50,888,888.8889 class A ordinary shares of par value US$0.45 each, (ii) 111,111.1111 class B ordinary shares of par value US$0.45 each, and (iii) 111,111.1111 preferred shares of par value US$0.45 each; and (f) if any of the conditions set out above has not been satisfied, or the Second Consolidation Effective Date has not occurred, in each case on or before December 15, 2026, this resolution shall lapse and be of no further force or effect and the Second Share Consolidation shall not take effect.

Proposal 4:

Adoption of Fifth Amended and Restated Memorandum and Articles of Association: to approve, as a special resolution, that, subject to the passing of Proposal 3 and the Second Share Consolidation taking effect, with effect from the Second Consolidation Effective Date, the Company adopt the fifth amended and restated memorandum and articles of association in the form attached to this proxy statement as Annex B (the “Fifth Amended and Restated M&A”), in substitution for, and to the exclusion of, the Fourth Amended and Restated M&A, to reflect the Second Share Consolidation.

Proposal 5:	Re-appointment of Auditor: to approve, as an ordinary resolution, that the re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the financial year ending December 31, 2026 be approved, confirmed and ratified.

Proposal 6:	Re-appointment of Directors: to approve, as an ordinary resolution, that each of the following persons be re-appointed as a director of the Company to hold office until the 2027 annual general meeting of the Company or until his or her successor is elected or appointed: 6(a) Ms. Jue Hui Joyce Lee; 6(b) Mr. Yong Mong Koh; 6(c) Mr. Junting Jason Liu; 6(d) Mr. Poh Lu Tang; and 6(e) Mr. Shi Wei Lay.

Proposal 7:	Adjournment: to approve, as an ordinary resolution, that the Meeting be adjourned to a later date or dates or sine die, if necessary or desirable, in the opinion of the board of directors of the Company, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Why did I receive these materials?

Our Members as of the close of business on October 22, 2026, which we refer to as the “Record Date”, are entitled to vote at our annual general meeting (the “Meeting”) of members (“Members”), which will be held on November 12, 2026. As a Member, you are invited to attend the Meeting and are requested to vote on the items of business described in this proxy statement. This proxy statement provides notice of the Meeting, describes the proposals presented for Member action, and includes other information about the Company. The accompanying proxy card enables Members to vote on the matters without having to attend the Meeting in person.

The cost of soliciting these proxies, consisting of the printing, handling, and mailing of the proxy notice, and the actual expense incurred by brokerage houses, custodians, nominees, and fiduciaries in forwarding proxy materials to the beneficial owners of the ordinary shares, will be paid by the Company.

In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees, and other representatives of the Company to solicit proxies by telephone, facsimile, or in person. These persons will receive no extra compensation for their services.

How many votes do I have?

You will be entitled to one vote for each outstanding Class A Ordinary Share of the Company you own as of the Record Date. Each Class B Ordinary Share carries fifty (50) votes. As of the Record Date, there were 1,299,391 Class A Ordinary Shares and 19,351 Class B Ordinary Shares outstanding and eligible to vote.

How many shares must be present or represented to conduct business at the Meeting?

At the Meeting, two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorized representative representing not less than one-third of all votes attaching to the total issued and paid up share capital of the Company in the Company throughout the meeting shall form a quorum for all purposes. Based on the 1,299,391 Class A Ordinary Shares (with one vote each) and 19,351 Class B Ordinary Shares (with 50 votes each) outstanding on the Record Date, the holders of our outstanding shares representing at least one third of all votes, or  755,647 votes will be required to establish a quorum. Proxies received but marked as abstentions, votes withheld, and broker “non-votes” will be included in the calculation of the number of votes considered present at the Meeting. Abstentions and broker “non-votes” are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker “non-vote” occurs when a broker holding Ordinary Shares for a beneficial owner votes on one proposal but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

How can I vote my Ordinary Shares in person at the Meeting?

Ordinary Shares held in your name as the Member of record may be voted by you in person at the Meeting. Ordinary Shares held by you beneficially in “street name” through a broker, bank, or other nominee may be voted by you in person at the Meeting only if you obtain a legal proxy from the broker, bank, or other nominee that holds your shares giving you the right to vote the Ordinary Shares.

How can I vote my shares without attending the Meeting?

Whether you hold Ordinary Shares directly as the Member of record or beneficially in “street name,” you may direct how your Ordinary Shares are voted without attending the Meeting. If you are a Member of record (that is if your Ordinary Shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. If you are a Member of record and attend the Meeting, you may complete and deliver your completed proxy card in accordance with the instructions printed thereon. If you hold Ordinary Shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank, or other nominee.

Can I vote by telephone or electronically?

If you are a Member of record, you may vote electronically through the Internet, by following the instructions included with your proxy card. If your Ordinary Shares are held in “street name,” please check your proxy card or contact your broker, bank, or other nominee concerning voting electronically and the deadline for such voting. You may not vote by telephone.

Can I change my vote after I return my proxy card?

Yes. If you are a Member of record, you may revoke or change your vote at any time before the proxy is exercised by delivering a notice of revocation to our Financial Controller at nyokeyee@fitnesschampsaquatics.com, or by signing a proxy card bearing a later date, or by attending the Meeting and voting in person.

For Ordinary Shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, or other nominee or, if you have obtained a legal proxy from your broker, bank, or other nominee giving you the right to vote your Ordinary Shares, by attending the Meeting and voting in person. If you are a Member of record, the powers of the proxy holder will be suspended if you attend the Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted by TranShare, 17755 US Hwy 19 N, Clearwater, FL 33764 (“TranShare”), our transfer agent, who will act as master tabulator; however, no representatives of TranShare will attend the Meeting. If you are a Member of record, your signed proxy card is returned directly to TranShare for tabulation. If you hold your Ordinary Shares in “street name” through a broker, bank, or other nominee, your broker, bank, or other nominee will return one proxy card to TranShare on behalf of its clients.

What are the Board of Directors’ recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors’ recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends:

FOR Proposal 1, the First Share Consolidation;

FOR Proposal 2, the adoption of the Fourth Amended and Restated M&A;

FOR Proposal 3, the Second Share Consolidation;

FOR Proposal 4, the adoption of the Fifth Amended and Restated M&A;

FOR Proposal 5, the re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the financial year ending December 31, 2026;

FOR Proposals 6.a. through 6.e., the re-appointment of each of Ms. Jue Hui Joyce Lee, Mr. Yong Mong Koh, Mr. Junting Jason Liu, Mr. Poh Lu Tang, and Mr. Shi Wei Lay as a director of the Company;

FOR Proposal 7, the adjournment of the Meeting, if necessary or desirable.

Joyce Lee Jue Hui, our Chief Executive Officer and one of our Executive Directors, beneficially owns 19,351 Class B Ordinary Shares, representing all of the issued Class B Ordinary Shares, approximately 1.47% of the outstanding Ordinary Shares and approximately 42.68% of the aggregate voting rights attaching to all outstanding Ordinary Shares as of the Record Date. Such shares are held of record by Big Treasure Investments Limited, a British Virgin Islands company wholly owned by Ms. Lee. Ms. Lee does not beneficially own any Class A Ordinary Shares. Ms. Lee has advised the Company that she intends to cause Big Treasure Investments Limited to vote all such shares in favor of the proposals above. In the event a minimum quorum (being two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorized representative representing not less than one-third of all votes attaching to the total issued and paid up share capital of the Company in the Company throughout the meeting) is present throughout the Meeting, the shares held of record by Ms. Lee and voted in favor of the above proposals may be sufficient to approve the proposals, depending on attendance.

PROPOSAL 1

FIRST SHARE CONSOLIDATION

Purpose of First Share Consolidation

The Company’s Class A Ordinary Shares are listed on The Nasdaq Capital Market under the trading symbol of “FCHL.” In order for the Class A Ordinary Shares to continue to be listed on The Nasdaq Capital Market, the Company must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). To enhance the Company’s ability to maintain compliance with the Bid Price Rule, the Board believes that it is in the best interest of the Company and its shareholders to effect the Share Consolidations at the applicable ratios described below.

The Company is also considering capital-raising opportunities that may involve the issuance of additional Class A Ordinary Shares or securities convertible into or exercisable for Class A Ordinary Shares. If undertaken, these financings could dilute existing shareholders’ ownership interests and place downward pressure on the market price of the Class A Ordinary Shares. In anticipation of these potential effects, the Company is proposing the Share Consolidations with the additional objective of increasing the per-share trading price of the Class A Ordinary Shares and better positioning the Company to pursue future financing opportunities. The Board believes that a higher per-share trading price may enhance the marketability of the Class A Ordinary Shares and provide greater flexibility in structuring potential capital-raising transactions. However, the Share Consolidations would not eliminate or reduce the ownership dilution resulting from any subsequent issuance of shares, and there can be no assurance that they will achieve or sustain a higher trading price or improve the Company’s ability to raise capital.

The Board believes that maintaining the listing of the Class A Ordinary Shares on The Nasdaq Capital Market and preserving the Company’s ability to pursue future financing opportunities are important to the Company’s business and future prospects. Delisting could decrease liquidity and increase trading price volatility, reduce current or future analyst coverage and diminish institutional investor interest, potentially making future capital-raising transactions more difficult or costly. In addition, delisting could cause a loss of confidence among corporate partners, customers and employees, which could harm the Company’s business and future prospects. Accordingly, the Board believes that the Share Consolidations are in the best interests of the Company and its shareholders as a means of supporting continued compliance with the Bid Price Rule and better positioning the Company for potential capital-raising transactions, including in anticipation of their potentially dilutive effects.

First Consolidation

The First Share Consolidation will consolidate every two (2) issued and unissued shares of each class with a par value of US$0.00225 into one (1) share of the corresponding class with a par value of US$0.0045. The First Share Consolidation will apply equally to the Class A Ordinary Shares, Class B Ordinary Shares and preferred shares. The Consolidated Class A Shares, Consolidated Class B Shares and Consolidated Preferred Shares will rank pari passu in all respects with the corresponding existing shares and will have the same rights and be subject to the same restrictions (save as to par value) as set out in the third amended and restated memorandum and articles of association of the Company.

Conditions to the First Share Consolidation

If approved by the Members, the First Share Consolidation will take effect as soon as practicable following the Meeting, from the opening of trading on the Market Effective Date stated in the Company Event Notification Form submitted to Nasdaq (the “First Consolidation Effective Time”), subject to the Nasdaq Notification Condition having been satisfied. The Nasdaq Notification Condition requires that (i) the Company has submitted a completed Company Event Notification Form to Nasdaq and (ii) the Company has made the public announcement required by Nasdaq Listing Rule 5250(b)(4). Under Nasdaq Listing Rule 5250(e)(7), the Company must notify Nasdaq of the First Share Consolidation by filing a completed Company Event Notification Form, together with a draft of the public disclosure required by Nasdaq Listing Rule 5250(b)(4), no later than 12:00 p.m. ET ten (10) calendar days before the proposed Market Effective Date. Under Nasdaq Listing Rule 5250(b)(4), the Company must publicly announce the First Share Consolidation no later than 12:00 p.m. ET at least two (2) business days before the Market Effective Date.

In evaluating whether or not to conduct the Share Consolidations, the Board considered various negative factors associated with such corporate action. These factors include: the negative perception of a share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies and the Company that have been effected by share consolidation have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing the Share Consolidations.

The Board considered these factors, and the potential harm of being delisted from The Nasdaq Capital Market. The Board determined that continued listing on The Nasdaq Capital Market is in the best interest of the Company and its shareholders, and that the Share Consolidations are probably necessary to maintain the listing of the Company’s Class A Ordinary Shares on The Nasdaq Capital Market.

In addition, there can be no assurance that, after the Share Consolidations, the Company will be able to maintain the listing of the Class A Ordinary Shares of the Company on The Nasdaq Capital Market. The Nasdaq Capital Market maintains several other continued listing requirements currently applicable to the listing of the Class A Ordinary Shares of the Company. Shareholders should recognize that if the Share Consolidations are effected, they will own a smaller number of Class A Ordinary Shares of the Company than they currently own. While the Company expects that the Share Consolidations will result in an increase in the market price of the relevant shares of the Company, they may not increase the market price of the relevant shares of the Company in proportion to the reduction in the number of Class A Ordinary Shares of the Company outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidations are effected and the market price of the Class A Ordinary Shares of the Company declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidations. Furthermore, the liquidity of the Class A Ordinary Shares of the Company could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidations. Accordingly, the Share Consolidations may not achieve the desired results that have been outlined above.

Fractional Shares

No fractional shares will be issued in connection with either the First Share Consolidation or the Second Share Consolidation. If a shareholder would otherwise be entitled to receive a fractional share upon either consolidation, the number of shares to be received by that shareholder will be rounded up to the next whole number. Any additional fraction of a share issued as a result of such rounding up will be credited as fully paid out of the Company’s share premium account or other reserves.

Effects of the Share Consolidations

Authorized Shares and Unissued Shares

The Share Consolidations will apply to both the issued and unissued shares of each class, and the authorized share capital of the Company will remain US$23,000,000. Following the First Share Consolidation, the authorized share capital will change from 10,177,777,777.78 class A ordinary shares, 22,222,222.22 class B ordinary shares and 22,222,222.22 preferred shares, each of par value US$0.00225, to 5,088,888,888.89 class A ordinary shares, 11,111,111.11 class B ordinary shares and 11,111,111.11 preferred shares, each of par value US$0.0045. Following the Second Share Consolidation, the authorized share capital will change to 50,888,888.8889 class A ordinary shares, 111,111.1111 class B ordinary shares and 111,111.1111 preferred shares, each of par value US$0.45.

Issued and Outstanding Shares

The First Share Consolidation will reduce the number of issued and outstanding shares of each class at a ratio of two (2) to one (1), accompanied by a corresponding increase in the par value of the shares from US$0.00225 to US$0.0045. Subject to the Fundraising Condition, the Second Share Consolidation will then reduce the number of issued and outstanding shares of each class at a ratio of one hundred (100) to one (1), accompanied by a corresponding increase in the par value of the shares from US$0.0045 to US$0.45. Taken together, the two consolidations will result in an aggregate 200-to-1 reduction in the number of shares, subject to the treatment of fractional shares. The consolidated shares of each class will rank pari passu in all respects with each other and will have the same rights and be subject to the same restrictions (save as to par value) as set out in the applicable memorandum and articles of association.

Each shareholder’s proportionate ownership of the issued and outstanding shares of the Company immediately following each consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the applicable ratio of each Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our ordinary shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of the Class A Ordinary Shares of the Company being delivered upon such exercise, exchange or conversion, immediately following the applicable Share Consolidation as was the case immediately preceding that Share Consolidation.

Procedure for Implementing the Share Consolidations

As soon as practicable after the applicable consolidation effective time, the Company’s shareholders will be notified that the relevant Share Consolidation has been effected through filing with the SEC by the Company. The Company expects that its transfer agent, TranShare, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation shares in exchange for certificates representing post-consolidation shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Share Consolidations for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidations. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

VOTE REQUIRED FOR APPROVAL

The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or by proxy or, in the case of a member being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE FIRST SHARE CONSOLIDATION.

PROPOSAL 2

ADOPTION OF FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

Subject to the passing of Proposal 1, the Board proposes that, with effect from the First Consolidation Effective Time, the Company adopt the fourth amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing third amended and restated memorandum and articles of association, to reflect the First Share Consolidation. The form of the Fourth Amended and Restated M&A is attached to this proxy statement as Annex A.

RESOLUTION TO BE VOTED UPON

The resolution to be considered and voted upon at the Meeting is:

RESOLVED, as a special resolution, that, subject to the passing of Proposal 1 and with effect from the First Consolidation Effective Time, the Company adopt the fourth amended and restated memorandum and articles of association in the form attached to this proxy statement as Annex A (the “Fourth Amended and Restated M&A”), in substitution for, and to the exclusion of, the third amended and restated memorandum and articles of association of the Company, to reflect the First Share Consolidation.

VOTE REQUIRED FOR APPROVAL

The affirmative vote of a majority of not less than two-thirds of the votes of the holders of Ordinary Shares present in person or by proxy or, in the case of a member being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE ADOPTION OF THE FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

PROPOSAL 3

SECOND SHARE CONSOLIDATION

Subject to the passing of Proposal 1 and the First Share Consolidation having taken effect, the Board proposes the Second Share Consolidation if the Company receives aggregate gross proceeds of not less than US$5,000,000 from its public offering pursuant to its registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “Offering”) on or before December 15, 2026 (the “Fundraising Deadline”). The Fundraising Condition is a condition to the Second Share Consolidation. The Second Share Consolidation is also conditional on the Company having submitted a completed Company Event Notification Form to Nasdaq and made the public announcement required by Nasdaq Listing Rule 5250(b)(4) in respect of the Second Share Consolidation, and will take effect from the opening of trading on such date, falling on or before December 15, 2026, as shall be determined by the Board and as stated in the Company Event Notification Form Board (the “Second Consolidation Effective Date”).

The Second Share Consolidation will consolidate every one hundred (100) issued and unissued Consolidated Class A Shares, Consolidated Class B Shares and Consolidated Preferred Shares of par value US$0.0045 each into one (1) share of the corresponding class of par value US$0.45 each. The resulting shares will rank pari passu in all respects with each other and will have the same rights and be subject to the same restrictions (save as to par value) as the corresponding consolidated shares as set out in the Fourth Amended and Restated M&A.

The authorized share capital of the Company will remain US$23,000,000 and will change from 5,088,888,888.89 class A ordinary shares, 11,111,111.11 class B ordinary shares and 11,111,111.11 preferred shares, each of par value US$0.0045, to 50,888,888.8889 class A ordinary shares, 111,111.1111 class B ordinary shares and 111,111.1111 preferred shares, each of par value US$0.45. No fractional shares will be issued, and any fractional share otherwise arising will be rounded up to the next whole number. Together with the First Share Consolidation, the two consolidations will result in an aggregate 200-to-1 reduction in the number of shares, subject to the treatment of fractional shares.

If any of the conditions to the Second Share Consolidation is not satisfied, or the Second Consolidation Effective Date has not occurred, in each case on or before December 15, 2026, the resolution approving the Second Share Consolidation will lapse and the Second Share Consolidation will not take effect.

RESOLUTION TO BE VOTED UPON

The resolution to be considered and voted upon at the Meeting is:

RESOLVED, as an ordinary resolution, that, subject to and conditional upon: (i) the First Share Consolidation having taken effect; (ii) the Company having received aggregate gross proceeds of not less than US$5,000,000 from its public offering pursuant to its registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “Offering”) on or before December 15, 2026 (the “Fundraising Deadline”) (the “Fundraising Condition”); and (iii) the Company having submitted to Nasdaq a completed Company Event Notification Form in respect of the Second Share Consolidation and having made the public announcement in respect of the Second Share Consolidation required by Nasdaq Listing Rule 5250(b)(4), with effect from the opening of trading on such date, falling on or before December 15, 2026, as shall be determined by the board of directors of the Company and as stated in the Company Event Notification Form submitted to Nasdaq in respect of the Second Share Consolidation (the “Second Consolidation Effective Date”), the share capital of the Company be consolidated as follows (the “Second Share Consolidation”): (a) every one hundred (100) issued and unissued Consolidated Class A Shares of par value US$0.0045 each be consolidated into one (1) class A ordinary share of par value US$0.45 each; (b) every one hundred (100) issued and unissued Consolidated Class B Shares of par value US$0.0045 each be consolidated into one (1) class B ordinary share of par value US$0.45 each; and (c) every one hundred (100) issued and unissued Consolidated Preferred Shares of par value US$0.0045 each be consolidated into one (1) preferred share of par value US$0.45 each, in each case ranking pari passu in all respects with each other and having the same rights and being subject to the same restrictions (save as to par value) as the corresponding consolidated shares as set out in the Fourth Amended and Restated M&A; and that: (d) no fractional shares be issued in connection with the Second Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Second Share Consolidation, the number of shares to be received by such shareholder be rounded up to the next whole number, and the directors of the Company be authorised to capitalise such sum standing to the credit of the share premium account or any other reserve or fund of the Company as may be required to pay up in full at par the additional fraction of a share arising from such rounding up, and to apply such sum accordingly; (e) with effect from the Second Consolidation Effective Date, as a result of the Second Share Consolidation, the authorized share capital of the Company be changed from US$23,000,000 divided into (i) 5,088,888,888.89 class A ordinary shares of par value US$0.0045 each, (ii) 11,111,111.11 class B ordinary shares of par value US$0.0045 each, and (iii) 11,111,111.11 preferred shares of par value US$0.0045 each to US$23,000,000 divided into (i) 50,888,888.8889 class A ordinary shares of par value US$0.45 each, (ii) 111,111.1111 class B ordinary shares of par value US$0.45 each, and (iii) 111,111.1111 preferred shares of par value US$0.45 each; and (f) if any of the conditions set out above has not been satisfied, or the Second Consolidation Effective Date has not occurred, in each case on or before December 15, 2026, this resolution shall lapse and be of no further force or effect and the Second Share Consolidation shall not take effect.

VOTE REQUIRED FOR APPROVAL

The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or by proxy or, in the case of a member being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, THE SECOND SHARE CONSOLIDATION.

PROPOSAL 4

ADOPTION OF FIFTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

Subject to the passing of Proposal 3 and the Second Share Consolidation taking effect, with effect from the Second Consolidation Effective Date, the Board proposes that the Company adopt the fifth amended and restated memorandum and articles of association in the form attached to this proxy statement as Annex B (the “Fifth Amended and Restated M&A”), in substitution for, and to the exclusion of, the Fourth Amended and Restated M&A, to reflect the Second Share Consolidation.

RESOLUTION TO BE VOTED UPON

The resolution to be considered and voted upon at the Meeting is:

RESOLVED, as a special resolution, that, subject to the passing of Proposal 3 and the Second Share Consolidation taking effect, with effect from the Second Consolidation Effective Date, the Company adopt the fifth amended and restated memorandum and articles of association in the form attached to this proxy statement as Annex B (the “Fifth Amended and Restated M&A”), in substitution for, and to the exclusion of, the Fourth Amended and Restated M&A, to reflect the Second Share Consolidation.

VOTE REQUIRED FOR APPROVAL

The affirmative vote of a majority of not less than two-thirds of the votes of the holders of Ordinary Shares present in person or by proxy or, in the case of a member being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, THE ADOPTION OF THE FIFTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

PROPOSAL 5

RE-APPOINTMENT OF AUDITOR

Our Audit Committee recommended, and our Board of Directors has resolved, that Onestop Assurance PAC be re-appointed as our independent registered public accounting firm for the financial year ending December 31, 2026.

In the event our members fail to vote in favor of the appointment, our Audit Committee will reconsider its selection. Even if the members vote in favor of the appointment, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and members.

RESOLUTION TO BE VOTED UPON

The resolution to be considered and voted upon at the Meeting is:

RESOLVED, as an ordinary resolution, that the re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the financial year ending December 31, 2026, be approved, confirmed and ratified.

VOTE REQUIRED FOR APPROVAL

The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or by proxy or, in the case of a member being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 5, THE RE-APPOINTMENT OF ONESTOP ASSURANCE PAC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FINANCIAL YEAR ENDING DECEMBER 31, 2026.

PROPOSAL 6

RE-APPOINTMENT OF DIRECTORS

According to Article 87 of the Company’s third amended and restated memorandum and articles of association (the “Articles”), the Members may by ordinary resolution elect any person to be a Director. The following is a table of our current board of directors and their respective terms:

Name	Title	Term
Jue Hui Joyce Lee	Executive director and chief executive officer	2026
Yong Mong Koh	Executive director and chief operating officer	2026
Shi Wei Lay	Independent Director	2026
Junting Jason Liu	Independent director	2026
Poh Lu Tang	Independent director	2026

Based on the resolutions of the Nominating and Corporate Governance Committee dated October 22, 2026,  Ms. Jue Hui Joyce Lee, Mr. Yong Mong Koh, Mr. Junting Jason Liu, Mr. Poh Lu Tang and Mr. Shi Wei Lay (the “Director Nominees”) have each been nominated for re-appointment as a director and shall be eligible for re-appointment at the Meeting.

The Director Nominees have indicated that they will offer themselves for re-appointment as directors at the Meeting. Their names, ages as of October 22, 2026, the principal positions currently held by each of them and their biographies are as follows:

Name	Age	Position
Jue Hui Joyce Lee	46	Executive director and chief executive officer

Yong Mong Koh	57	Executive director and chief operating officer

Shi Wei Lay	41	Independent Director

Junting Jason Liu	43	Independent Director

Poh Lu Tang	40	Independent Director

Jue Hui Joyce Lee. Ms. Jue Hui Joyce Lee is our Executive Director and chief executive officer, and is also the spouse of our chief operating officer, Mr. Koh. Ms. Lee is responsible for the overall operation and management of our business and formulation of our business plans and growth strategies. Ms. Lee has over 22 years of experience in the sports-education related industry.

Ms. Lee obtained her Bachelor of Arts degree from the National University of Singapore in 2002. Ms. Lee worked at Singapore Swimming Club as a swimming executive from April 2002 to May 2004. From June 2004 to June 2007, she was a swimming executive at Chinese Swimming Club. She assisted in developing and implementing swimming programs, setting goals and planning for the club’s growth during such period.

In November 2012, Ms. Lee set up Fitness Champs and Fitness Aquatics where she developed her own swimming programs and engaged freelance coaches to assist in the coaching of swimming classes. She oversees the strategic planning, operations, and management of Fitness Champs and Fitness Aquatics, and handles the day-to-day operations and administrative work needed for the smooth-running of the swim school.

Yong Mong Koh. Mr. Yong Mong Koh is our Executive Director and chief operating officer, and is also the spouse of our chief executive officer, Ms. Lee. Mr. Koh is responsible for overseeing our daily operations in each of our departments.

Mr. Koh obtained his Higher Diploma in Hotel Education at the Singapore Hotel Association Training and Education Centre in 1993. He was as an assistant housekeeper of Orchard Hotel Singapore from 1993 to 1997, and an assistant housekeeper at Ritz Carton Millenia Singapore from 1995 to 1997. Thereafter, Mr. Koh worked as a housekeeping executive at Singapore Swimming Club from 1997 to 2006 and as an assistant executive housekeeper at Orchard Hotel Singapore from 2006 to 2008.

From 2008 to 2018, Mr. Koh joined the Institute of Technical Education and worked as a senior lecturer where he gave lectures to students on hotel-related topics, ranging from service excellence to housekeeping, as well as information technology and international trade matters.

In 2018, Mr. Koh joined Fitness Champs as a general manager and oversees the daily operation in Fitness Champs.

Shi Wei Lay. Mr. Shi Wei Lay is an Independent Director and began serving as an Independent Director as of March 31, 2025. Mr. Lay serves as the chairman of the audit committee and as member of the nominating and corporate governance and remuneration committees.

Mr. Lay has experience in accounting and finance. Since November 2023, Mr. Lay has served as the Vice President and a Registered Professional of Evolve Capital Advisory Private Limited (“ECA”), a boutique corporate investment bank in Singapore. ECA is a Capital Market Services license holder licensed by the Monetary Authority of Singapore (“MAS”) and a Full Sponsor approved by the Singapore Exchange. From May 2017 to October 2023, he was Associate Director, Team Lead, Registered Professional at RHT Capital Pte. Ltd., a Capital Market Services license holder licensed by the MAS and a Full Sponsor approved by the Singapore Exchange. During his tenure with RHT Capital Pte. Ltd., he led his team in several successful IPOs and acted as the financial adviser in projects which involve the privatization and buyout of listed companies. From June 2016 to May 2017, Mr. Lay served as the Manager at Prime Partners Corporate Finance Pte. Ltd., a Capital Market Services license holder licensed by the MAS and a Full Sponsor approved by the Singapore Exchange, where he was involved in the IPO projects and reverse take-over. Between December 2011 to June 2016, Mr. Lay was an associate to Manager at Provenance Capital Pte. Ltd., a Capital Market Services license holder licensed by the MAS, where he advised on various capital markets transactions in Singapore. From July 2010 to December 2011, he worked as an associate at KPMG Services Pte. Ltd., a global auditing firm. Since April 2024, Mr. Lay has been an Independent Director and chairman of the audit committee of China Yuanbang Property Holdings Limited, a company listed on the Mainboard of the Singapore Exchange and an Independent Director and chairman of the nominating committee of Sen Yue Holdings Limited, a company listed on the Catalist of the Singapore Exchange.

Mr. Lay obtained his bachelor’s degree of Business Administration (Accountancy) from the National University of Singapore in 2010. He is a Chartered Accountant of Singapore.

Junting Jason Liu. Mr. Junting Jason Liu is an Independent Director and began serving as an Independent Director as of March 31, 2025. Mr. Liu serves as the chairman of the renumeration committee and as member of the nominating and corporate governance and audit committees.

Mr. Liu has over 12 years of experience in business-to-business sales and key account management serving large corporates, financial institutions and small-and-medium enterprises across various industries.

From September 2008 to February 2010, Mr. Liu was the platform system engineer of Defence Science Technology Agency. From March 2010 to June 2011, he was the business financial manager of Standard Chartered Bank. From July 2011 to August 2013, he was the senior business financial manager of United Overseas Bank Limited. From September 2013 to November 2017, Mr. Liu served as the associate director of the global enterprise banking team of Overseas Chinese Banking Corporation Limited.

From December 2017 to July 2018, Mr. Liu was the regional business development manager for Singapore and Australia of S&P Global Platts, where he was responsible for, inter alia, creating strategic commercial and market plans to implement commercial agreements. From July 2018 to August 2021, Mr. Liu was the vice president of United Overseas Bank Limited’s corporate banking team, managing a portfolio of large corporates and medium size enterprises.

Mr. Liu is currently the head of business development of Contour Pte. Ltd., a financial institution leading the sales and marketing of the proprietary DLT trade financing platform to financial institutions and corporates globally.

Mr. Liu obtained his Bachelor of Engineering (Mechanical Engineering) degree with a specialization in marine and offshore engineering, and minor in business in 2008 from Nanyang Technological University in Singapore. He further obtained a professional certificate from the School of Computing for Fintech SG at National University of Singapore.

Poh Lu Tang. Mr. Poh Lu Tang is an Independent Director and began serving as an Independent Director as of March 31, 2025. Mr. Tang serves as the chairman of the nominating and corporate governance committee and as a member of the audit and remuneration committees.

Mr. Tang has over 13 years of experience in financial and marketing business across various industries.

From August 2010 to October 2013, Mr. Tang was the senior associate of the assurance/business risk services department of Ernst & Young LLP, Singapore. From November 2013 to March 2015, he was a senior financial analyst with Micron Semiconductor Asia Pte. Ltd.

Mr. Tang then worked as various roles in Decathlon Singapore Pte. Ltd from March 2015 to December 2020. He was its financial controller from March 2015 to July 2017. He was the sports leader of Decathlon Singapore Pte. Ltd. who managed fitness apartment sales performance, merchandising, retail operation, inventory management and team training and development from July 2017 to December 2018. From January 2019 to December 2020, Mr. Tang was its chief financial officer and director, where he managed audit, tax and corporate secretarial matters for retail entities and drove financial performance of the company.

From December 2020 to March 2023, Mr. Tang was the retail general manager and city leader of Nanjing, Yangzhou and Zhenjiang of Decathlon (Shanghai) Sports Co., Ltd (Nanjing Yuhua Branch). He set up the City Group Project to collectively drive corporate strategies and local business objectives. Mr. Tang then held a key management position as digital commercial & marketing leader in Decathlon Singapore Pte. Ltd. from April 2023 to August 2024, and where he was responsible for planning, leading and executing national branding and marketing campaigns, as well as managing marketing budget.

Mr. Tang currently serves as the Singapore Country Manager for MST Golf, a golf specialty retailer that is publicly listed in Malaysia. Effective 1 June 2026, he was also appointed as a Director of MST Golf (Singapore) Pte. Ltd., reflecting his leadership role in overseeing the company’s strategic growth and operations in Singapore.

Mr. Tang obtained his Bachelor of Accountancy degree from Nanyang Technological University in Singapore in 2010. He has been a member of the Institute of Certified Public Accountants in Singapore since 2011.

RESOLUTION TO BE VOTED UPON

The Board of Directors proposes to re-appoint the Director Nominees, nominated above, to hold office until the 2027 annual general meeting of the Company or until his or her successor is elected or appointed. The resolution to be considered and voted upon at the Meeting is:

RESOLVED, BY ORDINARY RESOLUTION, that:

(a)	Jue Hui Joyce Lee be re-appointed as a director of the Company;

(b)	Yong Mong Koh be re-appointed as a director of the Company;

(c)	Junting Jason Liu be re-appointed as a director of the Company;

(d)	Poh Lu Tang be re-appointed as a director of the Company; and

(e)	Shi Wei Lay be re-appointed as a director of the Company,

in each case to hold office until the 2027 annual general meeting of the Company or until his or her successor is elected or appointed.

VOTE REQUIRED FOR APPROVAL

The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or by proxy or, in the case of a member being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 6.a.-6.e. AND THE RE-APPOINTMENT OF THE DIRECTOR NOMINEES NAMED ABOVE.

PROPOSAL 7

ADJOURNMENT

Proposal 7, if approved, will permit the Meeting to be adjourned to a later date or dates or sine die, if necessary or desirable, in the opinion of the Board of Directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of Proposals 1 through 6. The resolution to be considered and voted upon at the Meeting is:

RESOLVED, as an ordinary resolution, that the Meeting be adjourned to a later date or dates or sine die, if necessary or desirable, in the opinion of the board of directors of the Company, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or by proxy or, in the case of a member being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 7, THE ADJOURNMENT OF THE MEETING, IF NECESSARY OR DESIRABLE.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

Jue Hui Joyce Lee

Chief Executive Officer & Executive Director